APPMAIL, INC.

(a Delaware corporation)

f/k/a APPMAIL, INC.

Financial Statements for the calendar years ended

December 31, 2023 and 2022

INDEPENDENT AUDITOR'S REPORT

April 03, 2024

To: Board of Directors, AppMail, Inc.
Attn: Shi Li
Re: 2023-2022 Financial Statement Audit

We have audited the accompanying consolidated financial statements of APPMAIL, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2023 AND 2022, and the related statements of operations, stockholders' equity/deficit, and cash flows for the calendar year periods of 2023 and 2022, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operation , shareholders’ equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

Nabeel

Nabeel Ahmed Nini, CPA
California Board of Accountance, 130810

Email Address: admin@smtaxassociate.com
Phone number: (646) 930 5827

APPMAIL, INC.
BALANCE SHEET
As of December 31, 2023
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS		2023		2022
Current Assets				
Cash and cash equivalents	$	62,399	$	439,665
Accounts receivable		25,024		25,024
Total current assets		87,423		464,689
Total Assets	**$**	**87,423**	**$**	**464,689**
LIABILITIES and OWNER'S EQUITY				
Current Liabilities				
Accounts and credit cards payable		57,573		26,243
Total current liabilities		57,573		26,243
Loan payable		641,503		659,119
Crowd Notes/SAFE notes outstanding		50,000		50,000
Convertible notes outstanding		-		-
Total Liabilities		749,076		735,362
Owners' Equity				
Class A common stock (45,000,000 shares of $0.0001 par value authorized 1,490,663 and 1,490,663 shares issued and outstanding as of December 31, 2023 and 2022)		149		149
Class F common stock (25,000,000 shares of $0.0001 par value authorized, 20,000,000 and 20,000,000 shares issued and outstanding as of December 31, 2023 and 2022)		2,000		2,000
Preferred Class Stock (2,011,843 Shares of $0.0001 par value as of 31 December 2023)		202		177
Additional paid-in capital		686,688		608,367
Retained earnings		(881,366)		(500,783)
Net income		(469,326)		(380,583)
Total Owner's Equity		(661,654)		(270,673)
Total Liabilities and Owner's Equity	**$**	**87,423**	**$**	**464,689**

APPMAIL, INC.
INCOME STATEMENT
For the period From July 01 to December 31, 2023 2022
See Independent Auditor's Report and Notes to the Financial Statements

	2023	2022
Revenue		
Sales & Grant income	-	-
Interest Income	3	-
Gross Revenue	**$ 3**	**$ -**
Administrative and General Expenses		
Advertising & Promotion	25,603	17,944
Bank Service Charges	216	873
Computer – Internet	69	168
Computer – Software	17,176	3,646
Consulting Expense	-	3,838
Dues & Subscriptions	1,418	861
Employee - Training	408	
Interest Expense	529	5,472
Legal and Professional Fees	10,480	12,892
Payroll Processing Fee	670	712
Payroll – Employee Benefits		2,166
Payroll – Salary & Wages	119,973	95,988
Postage and delivery		-
Purchases		62,484
Subcontractor	258,053	143,535
Supplies	34	7,712
Travel Expense	10,892	11,533
Utilities	1,492	1,565
Tax & License	21,516	8,351
web and domain	802	846
Total Administrative and General Expenses	**469,329**	**380,583**
Net Income/ (Loss)	**$ (469,326)**	**$ (380,583)**

APPMAIL, INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2023 and 2022
See Accountant's Review Report and Notes to the Financial Statements

	Common Stock Shares	Class A Amount	Common Stock Shares	Class F Amount	Preferred Stock Shares	Preferred Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Owners' Equity
Balance as of January 1, 2022	**1,486,742**	**149**	**20,000,000**	**2,000**	**-**	**-**	**1,227,300**	**(1,383,358)**	**(153,909)**
Issuance of Class A common stock	3,921						(618,939)	882,758	263,819
Issuance of Preferred Stock					1,765,619	177			177
Net loss								(380,583)	(380,583)
Balance as of December 31, 2022	**1,490,663**	**149**	**20,000,000**	**2,000**	**1,765,619**	**177**	**608,361**	**(881,183)**	**(270,673)**
Class A common stock cancelled									-
Issuance of Class A common stock							78,320		78,320
Sale of Preferred Stock					246,224	25			25
Net loss								(469,326)	(469,326)
Balance as of December 31, 2023	**1,490,663**	**149**	**20,000,000**	**2,000**	**2,011,843**	**202**	**686,681**	**(1,350,509)**	**$ (661,654)**

APPMAIL, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2023 and 2022
See Independent Auditor's Report and Notes to the Financial Statements

	2023	2022
Cash Flows From Operating Activities		
Net Income	$ (469,326)	$ (380,583)
(Increase) Decrease in accounts receivable	-	-
Increase (Decrease) in accounts and credit cards payable	31,330	(50,527)
Net Cash from Operating Activities	(437,997)	(431,110)
Cash Flows From Investing Activities		
None		
Net Cash Used In Investing Activities		
Cash Flows From Financing Activitiess		
Proceeds from issuance of common stock	78,345	263,818
Proceeds from loan payable	(17,615)	552,958
Proceeds from the issuance of Crowd Notes		
Net Cash Provided By Financing Activities	60,730	816,776
Net Change In Cash and Cash Equivalents	(377,267)	385,666
Cash and Cash Equivalents at Beginning of Period	$ 439,665	$ 53,998
Cash and Cash Equivalents at End of Period	$ 62,399	$ 439,665
Cash paid for interest	$ 529	$ 5,472
Cash paid for income taxes	$ -	$ -

APPMAIL, INC.
Balance Sheet
As of December 31,2023

NOTE 1 - NATURE OF OPERATIONS

APPMAIL, INC. provides a 24/7 artificial intelligence-powered marketing solution, specifically designed to enhance email marketing efforts for online entrepreneurs. This service facilitates the comprehensive automation of marketing activities, ranging from strategic planning to execution. By reducing reliance on manual intervention and extensive management, AppMail aims to lower operational costs and time expenditure associated with marketing processes. Consequently, this enables small businesses to access and implement advanced marketing strategies that are pivotal for growth, in a cost-effective manner.

The Company organized on March 23, 2012 in the State of Delaware. The Company began operations in late 2015. The Company is headquartered in New York. In 2020, the Company formally changed its name from Airto, Inc. to App Mail, Inc.

The Company has incurred substantial cumulative book losses since inception. The Company has relie d primarily on the issuance of securities including stock and Crowd Notes to fund the operations. The Company has seen no change in revenues comparing 2022 with 2023. However, there is an interest income of $3 in 2023.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentaon of the audited financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principle requires management to make estimates and assumptions that affect the reported amounts of assets and liabilies and disclosure of contingent assets and liabilies at the date of the financial statement , and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in United States and other countries that the Company operates in. A host of factors beyond the Company' control could cause fluctuations in these condions. Adverse condions may include recession, downturn otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short- term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As December 31, 2023, the company had $62,399.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is calculated using the straight-line method, based on useful lives of the assets, which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Intangible Assets

The Company does not amortize indefinite-lived intangible assets. Management evaluates the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, it is amortized prospectively over its estimated remaining useful life.

Amortizable intangible assets represent patents stated at acquisition cost or cost of filing and defense from challenges. Amortization is computed on a straight line basis over the life of the patent once granted.

The Company evaluates long-lived assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated undiscounted net cash flows expected to be generated by the use of the asset, including eventual disposition, are less than its carrying value. The excess of the asset's carrying value as compared to its estimated fair value would result in the need to recognize an impairment loss. The Company did not identify any events or circumstances that require the recognition of an impairment loss for the year ended Dec 31, 2023.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the

measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 - Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 - Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

AppMail, Inc. plans a comprehensive revenue recognition model.

Revenue from Subscription Contracts with Customers. The company recognizes revenue through two primary channels: a tiered subscription model and sales of additional AI usage credits. Each revenue stream is recognized upon transfer of control of the promised services to the customer, in an amount that reflects the consideration AppMail expects to be entitled to in exchange for those services.

1. Tiered Subscription Model:

Revenue from the tiered subscription model is recognized on a straight-line basis over the contract term, beginning on the subscription start date and ending on the expiration date. This approach reflects the continuous transfer of control of the service to the customer. The company has established multiple subscription tiers, each offering varying levels of access to AppMail's platform features. These tiers are designed to cater to the diverse needs of our customer base, ranging from basic email functionalities to advanced AI-driven analytics and content personalization.

Deferred Revenue: Subscription fees received in advance are recorded as deferred revenue and recognized systematically over the subscription period, consistent with the pattern of transfer of the service to the customer.

2. Additional AI Usage Credits:

Revenue from the sale of additional AI usage credits is recognized at the point in time the credits are consumed. This reflects the immediate transfer of control of the additional service capabilities to the customer. Customers may purchase these credits to augment their current subscription tier, allowing for enhanced content generation and strategic planning capabilities without necessitating a full subscription upgrade.

Variable Consideration: The sales of additional AI usage credits are subject to estimates of variable consideration, as the actual amount of revenue recognized depends on the utilization rate of the purchased credits by the customers. The company applies the most likely amount method for these estimates, which are reassessed each reporting period for any changes in circumstances.

The Company recognizes revenue as earned from its email technology contracts as services are performed.

Revenue for 2023 is not changed as compared to 2022 revenue of $0, primarily due to a shift in focus to new markets such as e-commerce, on-line retail from solely serving the airline industry.

Stock Based Compensation

Common Stock

We have authorized the issuance of 45,000,000 shares of our Class A common stock with par value of $0.0001. As of December 31, 2023 the company has currently issued 1,490,663 shares of Class A common stock.

We have authorized the issuance of 25,000,000 shares of our Class F common stock with par value of $0.0001. As of December 31, 2023 the company has currently issued 20,000,000 shares of Class F common stock.

Preferred Stock

We have authorized the issuance of 2,011,843 shares of our Preferred Class stock with par value of $0.0001. As of the year 2023 the company has currently issued 246,224 shares.

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Cost of Revenue

The Company has not yet implemented a consistent or reliable way to measure the costs associated with delivering its product. Thusly, and consistent with the reporng of some other soware-as-a-service companies, the Company is not separately stang a cost of revenue line item nor a gross profit line item in its Statement of Operations at this me.

In the future, the Company may adopt a more holisc approach to recording the costs of revenue such as including hosng costs, employee or contractor costs in maintaining the soware's producon environment or costs from thirdparty products included in the service. If the Company adopts this approach, it will provide these costs across all me periods displayed. At this me, however, these costs are included in general operating expenses in the Statement of Operations.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligaons due under normal trade terms requiring payment when ordering the genomic test. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices idenfied on the customer's remiance advice or, if unspecified, are applied to the earliest unpaid invoices. As of Dec 31,2023 and December 31,2022, the Company had $25,024 and $25,024 balances of accounts receivable, respectively. The Company esmates an allowance for doubul accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's esmate of the allowance for doubul accounts will change.

Advertising

The Company expenses adversing costs as they are incurred. Research and Development Expenditures (including employee expenses for those primarily involved in research and development) made for resea rch and development are charged to expense as incurred.

Administrative and General Expenses

Our total administrative and general expenses during2023 increased to $469,329, which represented a increase of $88,746, or 23.32%, from the expenses compare to 2022.

Software Development Costs

The Company expenses costs incurred in the development of computer software as software research and development costs until the preliminary project stage is completed. Direct costs incurred in the development of software are capitalized once the preliminary stage is completed, management has committed to funding the project, and completion and use of the software for its intended purpose are probable. Software development costs are amortized over estimated useful lives. Costs associated with upgrades and enhancements that result in additional functionality are capitalized.

NOTE 3 - Indebtedness:

The company has obtained a $100,000 loan under the Small Business Administration (SBA) programs.. The loan has an annual interest rate of 1.0% and matures on May 15, 2022.

NOTE 4 - Trends

Since the end of the period covered in our financial statements, the company has continued receiving funds under its offering of securities under Regulation A. As of July 15, 2022, the company has received a total of $ $865,152 in gross proceeds from its Regulation A offering and net proceeds of $750,000.

The company's product is primarily used by marketers and marketing agencies. As marketing budgets and expenditures are sensitive to different economic and business conditions, a host of factors beyond the company's control could contribute to fluctuations in these conditions. Such adverse conditions may include, but are not limited to, recessions, economic downturns, local competition or changes in consumer attitudes or habits. These adverse conditions could affect the Company's financial condition, general operations and outlook as a result. The company has also issued convertible promissory notes totaling $691,934.40 and simple agreements for future equity (SAFEs) totaling $50,000.00.

NOTE 5 - INCOME TAX PROVISION

The Company applies the asset and liability method to account for income taxes, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment.

NOTE 6 – RELATED PARTY TRANSACTIONS

All of the shares of the Class F common stock are held by insiders of the Company, Shi Li, chief executive officer, and Duncan Sham, chief of product design. The Company may, from time-to-time, compensate these shareholders or conduct other related-party transactions.

It cannot be guaranteed that this level of compensation is commensurate with market rates for the services rendered.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Indemnification

Under the organizational documents, the Company's directors and officers are indemnified against certain liability arising out of the performance of their duties to the Company. The Company's maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NOTE 8 –SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is considering offering (the "Crowdfunded Offering") securities in a securities offering intending to be exempt from registration from the US Securities and Exchange Commission under Regulation CF